

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Michael Rountree
Chief Executive Officer
Eco Science Solutions, Inc.
300 S. El Camino Real #206
San Clemente, CA 92672

Re: ECO SCIENCE SOLUTIONS, INC.
Registration Statement on Form 10-12G
Filed August 17, 2023
File No. 000-54803

Dear Michael Rountree:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G

Item 1. Business, page 1

1. We note that you have generated limited revenue from operations, and generated $0 in revenue during the three months ended April 30, 2023. Please update your disclosure under "Corporate Overview" to disclose your limited revenue and to clarify the status of your operations. For example, where you note that you have developed a one-stop-shop for your clients' business needs as part of the Herbo Enterprise Software, please indicate whether you have any current users of such software. Please also clearly state if you have any customers in the industries you mention in this section, and indicate the status of your pursuit of business opportunities in farming, extraction, manufacturing and distribution. Please also disclose your accumulated deficit and working capital deficit.

Current Business, Strategy and Material Events, page 4

2.   Please revise here, and elsewhere that you describe the Settlement Agreement and Stipulation, to provide a clear, concise description of the litigation and the current status of your compliance with the requirements of the Stipulation. Your description implies that some events which have been resolved have not yet occurred, such as the hearing that "will be held on November 17, 2020." In addition, you disclose that the term of the Agreement is four years. Please disclose if you must have completed all required reforms by this deadline, and any consequences if you do not do so. We note your disclosure on page 32 that remaining reforms will be implemented and adopted as funding becomes available and the Company begins generating revenue. Please indicate the approximate amount of funds needed to implement the remaining reforms, which reforms are remaining, and how you plan to finance these reforms. Please disclose whether any revenue or financing to date as been earmarked for the required government reforms.

Item 4. Security Ownership of Certain Beneficial Owners and Management., page 24

3.   Please revise your filing to disclose the business, mailing, or residence address of the beneficial owners. See Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 25

4.   Please revise your disclosure in this section to name any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Act or any company registered as an investment company under the Investment Company Act of 1940. As one example only, you state that Mr. Mudd currently, and previously, served as a member of the board of directors and chairman of the audit committee of other China- and U.S.-based NASDAQ and AMEX listed companies, but you do not name the companies.

Exhibits

5.   We note your discussion of notes payable in Note 5 to the financial statements. Please file instruments governing the rights of holders of the notes where the securities authorized under such notes exceeds 10 percent of your total assets. Refer to Item 601(b)(4)(iii)(A) of Regulation S-K.

6.   Please confirm that you have disclosed all transactions in which the amount involved exceeds the lesser of $120,000 or one percent of your total assets at year end for the last two completed fiscal years. Please also file all agreements governing such transactions unless the transaction is immaterial in amount of significance. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

7.   Please file the most recent version of the Articles of Incorporation and Bylaws of the company. Refer to Item 601(b)(3) of Regulation S-K.

<u>General</u>

8.   Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934. Please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sharon D. Mitchell